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                                                                   Exhibit 99.94

News release via Canada NewsWire, Toronto 416-863-9350

              Attention Business Editors:
              TRANSITION THERAPEUTICS PROVIDES UPDATE ON LEAD DIABETES REGENERATIVE THERAPY E1-I.N.T.(TM) CLINICAL TRIALS

              Interim Data Shows Reduction in Daytime Insulin Usage by Type I Diabetes Patients

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN
                               THE UNITED STATES/

TORONTO, DEC. 5 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX: TTH), announces an update on the ongoing exploratory Phase IIa clinical studies of its lead diabetes regenerative therapy, E1-I.N.T.(TM) for type I and type II diabetes patients as well as blinded safety and efficacy data for the type I diabetes clinical study. The main objective of these studies is to identify well-tolerated and safe doses of E1-I.N.T.(TM) in diabetes patients, and signs of efficacy by measuring parameters including insulin usage and HbA1c levels. Preliminary data from the first four type I diabetes patients completing the 4 week treatment period (E1-I.N.T.(TM) or placebo) showed a reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses. E1-I.N.T.(TM) is a short course combination therapy aimed at stimulating the regeneration of the body's insulin-producing cells, called islet cells.

"Although preliminary and blinded, these interim data show diabetes patients tolerating escalating doses of E1-I.N.T.(TM) treatment and 3 of 4 type I diabetes patients reducing their daytime insulin usage by 35% - 75%." said Sherwyn Schwartz, MD, a noted diabetes researcher and the Director of the Diabetes & Glandular Disease Research Associates in San Antonio, Texas who enrolled these first patients in the study. Dr. Schwartz commented that "Any therapy that can reduce or eliminate insulin usage by diabetics would have a significant impact on the management of the disease."

"These early data, while preliminary, are very encouraging and represent an important step in the development of the first diabetes regenerative therapy at Transition," said Dr. Tony Cruz, Chairman and Chief Executive Officer at Transition, "Now with some early signs of efficacy, we can begin our planning for future clinical trials to optimize the E1-I.N.T.(TM) therapy."

Study Design

The exploratory Phase IIa clinical studies for E1-I.N.T.(TM) are randomized, double-blind, controlled trials to evaluate the safety, tolerability and efficacy of daily E1-I.N.T.(TM) treatments for 28 days with a 6-month follow-up. The Type I diabetes clinical study will examine 20 Type I diabetes patients (15 E1-I.N.T.(TM), 5 placebo) and the Type II diabetes clinical study will examine 30 Type II diabetes patients (20 E1-I.N.T.(TM), 10 placebo).

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Type I Diabetes Clinical Trial

To date, there have been 10 patients enrolled in the type I diabetes study. Four patients have completed the treatment phase and at least three months of follow-up post treatment, 5 patients are entering into the screening phase and one patient has withdrawn from the study. Recently, five new clinical sites have been initiated in addition to the lead site in San Antonio, Texas to facilitate the completion of enrolment which is expected in Q1 2006. The reporting of final study data is planned for mid-year 2006.

The four patients that received a dose escalation successfully completed the 28 days of daily treatments. The sole patient that withdrew from the study received only the maximal dosage with no dose escalation. The principal adverse events observed in the study were nausea and headaches. There have been no serious drug-related adverse events noted during the study to date including no injection site irritations, no modification of blood pressure, and no hypoglycaemic events. These preliminary safety findings are consistent with the positive profile observed in the previous single dose Phase I studies.

Patients in the study are randomized 3:1, treatment vs. placebo. Daytime insulin usage was reduced 35-75% in 3 of 4 Type I diabetes patients that completed treatment. These reductions of daytime insulin usage are evident after the 28-day treatment period and peak between 1-2 months post-treatment. During this period, these patients have maintained stable blood glucose control as measured by glycosolated hemoglobin levels (HbA1c). These early efficacy findings in Type I diabetes patients are consistent with effects demonstrated in diabetes animal models where maximal levels of regeneration were observed 3-6 weeks post-treatment.

Type II Diabetes Clinical Trial

Five US clinical sites have been initiated and study enrolment is expected to be completed by Q1 2006. To date, 19 patients have been enrolled in the type II diabetes study. For the six patients that have completed the treatment phase and the eight patients that are in the baseline or treatment phase, the principal adverse events observed are similar to those in the Type I diabetes study and are consistent with the safety findings from the single dose Phase I studies. Two patients decided not to continue in the study after experiencing nausea. Three patients are currently being screened in preparation for the treatment phase. At a time when sufficient patients have completed the treatment phase and a 2-3 month follow-up post-treatment, Transition will report interim safety and efficacy data from this study with final results expected mid-year 2006.

In August 2004, Transition signed an exclusive license agreement with Novo Nordisk A/S to develop and commercialize a series of diabetes regenerative therapies including E1-I.N.T.(TM) and GLP1-I.N.T.(TM).

About Islet Neogenesis Therapy (I.N.T.(TM))

The I.N.T.(TM) technology platform, covered by a broad patent portfolio, is based on the discovery that a short course of injections of naturally occurring peptides can regenerate insulin-producing cells in the body. Two lead I.N.T.(TM) products are currently under development: 1) E1-I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase

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I clinical trials, commenced enrolment for exploratory Phase IIa clinical trials in type I and type II diabetes patients; and 2) GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, is currently in pre-clinical development.

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition is currently enrolling patients for a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis, and exploratory Phase IIa clinical trials for E1-I.N.T.(TM) in type I and type II diabetes patients, and a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including funding and conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond Transition's control, adverse events that would require the clinical trials to be prematurely terminated, clinical results that indicate continuing clinical and commercial pursuit of E1-I.N.T.(TM) is not advisable, the fact that exploratory Phase IIa interim clinical trial data may not be indicative of results from completed exploratory Phase IIa clinical trials, and that the results from completed exploratory Phase IIa clinical trials are not always indicative of those seen in future clinical trials, and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

%SEDAR: 00015806E

/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 16:51e 05-DEC-05